September 14, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Larry Spirgel - Assistant Director

RE: File N0. 0-49815 - Response to Comments - Form 10K for Fiscal Year Ended July 31, 2009

Mr. Spirgel:

Re: Note 4 Intangible Asset – Distribution Rights

It is the position of the management of Megola, Inc. that the Intangible Asset - Distribution Rights on our balance sheet in the amount of $1,350,000 as of fiscal year-end at July 31, 2009 has a useful economic life of 40 years.  Our conclusion is based on the limited factors of obsolescence. It should be duly noted that the investment in acquiring the Hartindo rights provides Megola with access to the entire suite of Hartindo Anti-Fire products. Each of these products has its own distinct attributes and market potential and provides Megola with a variety of opportunities that also spreads out our investment risk. The Hartindo products Megola has acquired rights to consist of the following products:

Hartindo AF21 is a unique fire inhibitor that goes beyond the performance of typical fire retardants which merely delay the start of fire, as AF21 actually renders paper, wood products, many textiles and some polymers and composite products non-flammable.   And unlike many current fire retardants, AF21 is a non-toxic, biodegradable, water-based, and organobromine-free formulation. US demand for flame retardants is expected to reach $900 million by 2013, stimulated by more stringent fire codes and flammability requirements. Specifically, the highest level of growth will be among non-halogenated, phosphorous-based compounds due to their more benign environmental footprints compared to many other retardants, including organic brominated and chlorinated compounds and antimony trioxide. Hartindo AF21 is considered to fall into the highest growth, most environmentally-friendly category of fire retardants.

Hartindo AF31 is a fire suppression and extinguishing agent that has the ability to extinguish many difficult forms of fire, including tire fires and kitchen grease fires. It has been stated by industry professionals that Hartindo AF31 is truly unique in its extinguishing capabilities with arguably no true existing competition, in that it is capable of not only extinguishing these troublesome forms of fire but also offers fire inhibitor qualities and can be used to prevent fires from breaking out prior to ignition and prevent re-ignition of extinguished fuels. This unique property of AF31 presents an opportunity to significantly assist in fighting forest wildfires. The environmentally friendly and very effective anti-fire liquid can be applied to structures such as houses and areas around the houses, and may thus prevent the home from being destroyed by encroaching forest fires. Due to its fire inhibiting characteristics, AF31 can also be used to create fire breaks in advance of oncoming forest fires and can also be sprayed on vulnerable structures to help prevent the spread of fire and loss of property. When used in this manner, AF31 adheres to the surface of trees, plants and building materials, remaining active until washed away by the next rain. Due to the non-toxic characteristics of AF31, once washed away back into the environment, there is no negative impact to wildlife or plants, Megola has identified that industry requirements dictate that UL listing and specific certifications for fire-fighting products is a necessary component to achieve widespread acceptance and has filed application with Underwriters Laboratories to achieve this.

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Hartindo AF11E is a Halon replacement, belonging to the halocarbon group of vaporizing liquid fire extinguishing chemicals. It is similar in action to Halon, but without any of the environmental or toxicity problems associated with Halons. Hartindo AF11E is multi-purpose clean agent for use on A, B, C class fires that has the benefit of being electrically non-conductive.  AF11E is unique in that it is possibly the only alternative to Halon that can be used as both a total flooding gas as well as a streaming agent for use in portable fire extinguishers. With a design concentration of only 5%, (the same as Halon 1301), Hartindo AF11E is an alternative to Halon that can successfully utilize an existing Halon system without any modification.

Dectan is a rust inhibitor product that is also a product available for North American distribution by Megola under the Hartindo line of Anti-Fire™ products. Dectan is a water-based, environmentally-friendly rust converter and priming agent that protects metal structures from rust and corrosion. When used to treat corroded steel and iron surfaces, it neutralizes the corrosion process by converting the rust into a blueblack metallo-organic complex that passivates the corroded surfaces. It has been tested and certified as fit for use for the carriage of grain and can also be used in sensitive foodstuff areas. Dectan can also be applied to non-finished wooden structures as a priming agent and may be coated when cured with any conventional paint using brush, roller or spray. Dectan can be used to treat steel, iron or other metals to provide heat resistance and offer some protection against the structure weakening effects of fire. Dectan resists spillage to a wide range of corrosive chemicals including strong acids, alkalis, aliphatic solvents, alcohols, glycols, petrol, crude oil and diesel oil. It is designed for application by spray or brush and dries to the touch in as little as 10 minutes to two hours, depending on temperature, humidity and air movement. There is a potential for numerous applications within sectors such as manufacturing, agriculture, chemical production and storage, automotive, transportation, marine, heavy engineering, building and construction, and DIY, among others. Dectan has 2 major advantages over most commonly used rust inhibitor products in that it has an extremely fast drying time and produces no harsh off gassing or VOC’s in the drying stages. These benefits afford applicators greater efficiency, while decreasing the environmental hazards and costs often associated with primers and rust protection applications.

Megola has secured specialized legal services in the area of Intellectual Property to address the potential risks of reverse engineering and in consultation with the inventor of the Harindo products has deemed that while the filing for patent protection of the chemistry would afford Megola protection against such risks in North America for a prescribed period of time (20 years), it would also require the divulgence of the chemical components or ingredients in the filing, and that parties outside of North America would potentially not be compelled to honour the patent protection. Mr. Hart has reassured us that he has taken steps in creating the chemistry to mask or hide the ingredients from being identified in the proper ratios. As a result, Mr. Hart has operated under Trade Secret without any patent protection for the past 20 years without the chemistry being copied or reverse engineered, not unlike Coca Cola. Megola, under Intellectual Property counsel, enforces a strict regime of Non-Disclosure Agreements, Non-Analysis Agreements and Confidentiality Agreements with all prospective customers and distribution groups to protect the Hartindo Intellectual Property rights. Based on these considerations, Megola has determined that it can successfully eliminate the risk of obsolescence due to risk of reverse engineering by continuing to enforce strict practices of employing Intellectual Property preservation as laid by our Intellectual Property lawyers.

Megola has completed a Patent search based on the Hartindo chemical formulation of AF21 to identify any existing patented chemical formulations with highly similar or identical chemical composition being offered in the market place by potential competitors. Megola has been unable to identify any major competitors with highly similar formulations or existing patented chemical formulations that may prohibit our ability to market the Hartindo formulation in North America. Megola does not possess the chemical formulations for the other Hartindo products, but have been provided assurances from the inventor that no existing formulations currently exist in North America that would represent direct competition or potential patent infringement due to highly similar or identical formulations for the remaining Hartindo products. Megola has also completed exhaustive research on the internet to identify all potential competitive products available in the marketplace and, where available, compare chemical composition of these products to Hartindo AF21 for possible direct competition.  Megola  has not identified any highly similar or identical products based on chemical composition. Based on the above findings, Megola is confident that there is limited risk of obsolescence due to existing identical or highly similar chemical formulations to that of the Hartindo Anti-Fire products.

It is management’s opinion that the Intangible Asset has a useful economic life of 40 years and that an appropriate amortization of the asset is required, including all necessary accounting adjustments. It is also management’s opinion that the asset is not impaired and that the technology employed is preservable for an indefinite period of time under Trade Secret.

Since Megola was in compliance in all terms of the agreement at the time of filing our 10K for Year Ended July 31, 2009, and we foresee no legal or regulatory effects or economic factors considered to impact the future viability of the Hartindo product line, the intangible asset – distribution rights - are to be considered to have a useful economic life of 40 years.

Megola’s management is responsible for the adequacy and accuracy of the disclosure in the filings. The comments filed above on behalf of Megola do not foreclose the Securities Exchange Commission from taking any action with respect to any prior or ongoing filings on behalf of the company. Megola may not assert any staff comments in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you require any additional documentation or comments regarding this matter, please do not hesitate to contact our office.

Regards,

Joel Gardner
President and CEO